

Mail Stop 3030

December 31, 2008

Via U.S. Mail and Fax (631) 847-1230

Paul J. Reilly
Senior Vice President and Chief Financial Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, New York 11747

>   **Re: Arrow Electronics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed February 8, 2008**
>   **Form 10-Q for the quarter ended September 30, 2008**
>   **File No. 001-04482**

Dear Mr. Reilly:

        We have reviewed your filings and correspondence dated December 15, 2008 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 37

Note 1. Summary of Significant Accounting Policies, page 43

Cost in Excess of Net Assets of Companies Acquired, page 45

1.   Please refer to prior comment 1 and your response thereto. Please tell us why the
        company did not provide a more detailed discussion of the estimates required to
        assess fair value in your Critical Accounting Policies on page 33, including the
        identification of the judgments and uncertainties affecting the application of your
        policies, and the likelihood that materially different amounts would be reported
        under different conditions or using different assumptions.

Revenue Recognition, page 47

2.   Please refer to prior comment 2 and your response thereto. While your response
        states that customer discounts, rebates and returns are not material, we did not
        note similar disclosure in the notes to the financial statements in your 10-K.
        Since the company nonetheless provided a brief discussion of the customer
        discounts, rebates and returns in the notes, we requested additional disclosure of
        the nature of these items and how you account for and classify them. To the
        extent that you provide a discussion of these items in the notes to your financial
        statements, please ensure that the disclosure provides the requested information.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 4. Controls and Procedures, page 33

3.   Please refer to prior comment 8 and your response thereto. We noted that your
        disclosure referred to excluding the acquisitions of LOGIX and Achieva from
        your "assessment of and conclusion on the effectiveness" of your internal control
        over financial reporting. As such, the disclosure does not appear to explain
        whether or not there has been any material change to your internal control over
        financial reporting due to the acquisitions as required by Item 308(c) of
        Regulation S-K and Question 3 of Frequently Asked Questions: Management's
        Report on Internal Control over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports, dated September 24, 2007. In
        future filings where the disclosure is meant to comply with the above Item 308(c)
        of Regulation S-K, please ensure that the disclosure includes a discussion of the
        changes in your internal control over financial reporting.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant